EXHIBIT 99.2

Chunghwa Telecom announces its operating results for January 2016

Date of events: 2016/02/05

Contents:

1.	Date of occurrence of the event: 2016/02/05

2.	Company name: Chunghwa Telecom Co., Ltd.

3.	Relationship to the Company (please enter ”head office” or ”subsidiaries”): head office

4.	Reciprocal shareholding ratios: N.A.

5.	Name of the reporting media: N.A.

6.	Content of the report: N.A.

7.	Cause of occurrence: Chunghwa Telecom consolidated revenue for January 2016 was NT$19.58 billion, a 1.3% increase year-over-year. Operating costs and expense were NT$ 14.48 billion, a 4.5% decrease year-over-year. Operating income was NT$5.10 billion, a 22.8% increase year-over-year. Pretax income was NT$5.27 billion, a 22.4% increase year-over-year. Net income attributable to stockholders of the parent company was NT$4.31 billion and EPS was NT$0.56, growing by 20.9% year-over-year and a monthly record high for the past four years. In January, mobile communications business revenue increased by 1.2% year-over-year mainly attributed to the 8.1% mobile value-added service revenue increase driven by the growth of mobile internet subscriber base. In addition, mobile voice revenue decreased 5.0% year-over year mainly due to VoIP substitution while smart devices sales revenue decreased 0.8% year-over-year. Broadband access revenue remained flat and data communications revenue increased by 3.4% year-over-year, respectively. ICT project revenue continued to increase. Additionally, local revenue decreased 4.7% because of mobile and VoIP substitution. Due to lower interconnection expenses, cost of goods sold and depreciation expenses, which offset the increase of ICT project costs, operating costs and expenses in January decreased year-over-year.

8.	Countermeasures: None

9.	Any other matters that need to be specified: N.A.